FRANK J. ZANCA

PROFESSIONAL PROFILE:
Confirmed as an accomplished award-winning professional with excellent work ethics. Strong organizational and creative skills and a rigid commitment to goal achievement. Dynamic achiever employing more than 10 years of progressive accomplishments in budget, planning and implementation. A catalytic problem-solver who thinks logically, values creativity and focuses on the quality of the end product. Dependable and dedicated individual, able to motivate diverse casts and crews. Innovative, with a creative and open mind. Award-Winning Producer/Executive Producer, Line-Producer, UPM, Writer.

PREVIOUS EXPERIENCE:
01/20-Present CFO/Creative Dir. – Galactic Adventures, Inc. – Creating stories and scenarios

escape rooms. Working with builders and puzzle designers and assisting with marketing and financial reporting.

03/19-Present CFO-Atomic Studios, Inc. – Working with projects, donors, and helping run crowd funding campaigns as well as helping creatively.

05/06-03/19   *CFO-Action Marketing Solutions-* Online marketing company, sale of leads, generate traffic Websites, email, and direct mail marketing.

10/18-11/18   *Production Coordinator - Hollywood Christmas Parade -* Associated Television and the CW Hosted by Erik Estrada.

12/18-01/19   *Audience Coordinator - Masters of Illusion-* Associated Television and the CW. Hosted by Dean Cain.

06/18-08/18   *Line Producer - Silent Life -* Sherilyn Fenn, Paul Rodriguez & Terry Moore.

05/17-08/17   *Line Producer - The Orchard -* Tom Sizemore and Jay Mohr

06/16-08/16   *Producer Star Trek: Renegades-Episodes 2 & 3 -* Directed by Tim Russ, starring Walter Koenig, Terry Farrell, Robert Beltran, Chasty Bellesteros, Nichelle Nichols, Corin Nemec

04/15-05/15   *Line Producer AT&T: This Me -* Commercial.

01/15-03/15   *Line Producer Cozmo's -*Syfy Pilot - starring Drake Bell, Ethan Phillips, Claudia Christian, Renee Olstead, Robert Picardo

03/13-04/14   *Line Producer - Star Trek: Prelude to Axanar -* Star Trek Pilot. Starring Richard Hatch (Battlestar Galactica), Tony Todd (Candyman), Kate Vernon (Battlestar Galactica, The 100)